SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED **JUNE 30, 2002**

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _____ TO _______

Commission file number 0-11559

KEY TRONIC 401(k) RETIREMENT SAVINGS PLAN
(Full Title of the Plan)

KEY TRONIC CORPORATION
4424 North Sullivan
P.O. Box 14687
Spokane, Washington 99216
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

KEY TRONIC 401(k) RETIREMENT SAVINGS PLAN

Financial Statements

Attached are the Plan's financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

See Exhibit Index on page 2-1.

EXHIBIT INDEX

Exhibit 23. Independent Auditors' Consent of LeMaster & Daniels PLLC

EXHIBIT 23

SPOKANE
COLFAX
GRANDVIEW
MOSES LAKE
OMAK
OTHELLO
QUINCY
TRI-CITIES
YAKIMA
WALLA WALLA
WENATCHEE

LE MASTER &
DANIELS PLLC

ACCOUNTING

AND

CONSULTING

SERVICES

MEMBER OF

McGLADREY

NETWORK

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation of our report dated November 25, 2002, appearing in the Annual Report on Form 11-K of the Key Tronic 401(k) Retirement Savings Plan for the year ended June 30, 2002.

LeMaster & Daniels PLLC

Spokane, Washington
December 24, 2002

KEY TRONIC 401(k) RETIREMENT SAVINGS PLAN

Financial Statements and Independent Auditors' Report

June 30, 2002 and 2001

Key Tronic 401(k) Retirement Savings Plan

Contents

LE MASTER &
DANIELS PLLC

ACCOUNTING AND CONSULTING SERVICES

MEMBER OF McGLADREY NETWORK

SPOKANE
COLFAX
GRANDVIEW
MOSES LAKE
OMAK
OTHELLO
QUINCY
TRI-CITIES
YAKIMA
WALLA WALLA
WENATCHEE

INDEPENDENT AUDITORS' REPORT

Administrative Committee
Key Tronic 401(k) Retirement Savings Plan
Spokane, Washington

We have audited the accompanying statements of net assets available for benefits of the Key Tronic 401(k) Retirement Savings Plan as of June 30, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of Key Tronic 401(k) Retirement Savings Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Key Tronic 401(k) Retirement Savings Plan as of June 30, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LeMaster & Daniels PLLC

Spokane, Washington
November 25, 2002

Key Tronic 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	June 30, 2002	June 30, 2001
ASSETS:		
Investments, at current value:		
American Century Prime Money Market Fund	$ 2,523,912	$ 2,120,168
American Century Ultra Fund	1,529,842	1,940,502
American Century Value Fund	992,726	985,797
American Century International Growth Fund	788,972	851,234
American Century Strategic Allocation: Conservative	141,314	147,813
American Century Strategic Allocation: Moderate	837,805	839,971
American Century Strategic Allocation: Aggressive	385,534	406,730
American Century Premium Bond Fund	-	243,182
American Century Diversified Bond Fund	381,608	-
American Century Income & Growth Fund	1,748,879	2,227,541
American Century Equity Index	2,096,319	2,590,724
Securities held by Charles Schwab	173,292	334,099
Key Tronic common stock	671,194	1,218,726
Participant loans	468,151	526,891
NET ASSETS AVAILABLE FOR BENEFITS	$12,739,548	$14,433,378

See accompanying notes to financial statements.

Key Tronic 401(k) Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended June 30, 2002	Years Ended June 30, 2001
ADDITIONS:		
Investment income (loss):		
Interest and dividends	$ 92,861	$ 178,303
Net depreciation in current value of investments	(2,084,311)	(2,102,707)
	(1,991,450)	(1,924,404)
Contributions:		
Employee	704,646	833,532
Employer	363,388	334,122
Rollover	23,484	15,858
	1,091,518	1,183,512
Total additions	(899,932)	(740,892)
DEDUCTIONS:		
Benefits paid to participants	788,496	1,869,413
Administrative expenses	5,402	5,301
Total deductions	793,898	1,874,714
NET DECREASE	(1,693,830)	(2,615,606)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	14,433,378	17,048,984
End of year	$12,739,548	$14,433,378

See accompanying notes to financial statements.

NOTE 1 — DESCRIPTION OF THE PLAN:

The following description of the Key Tronic 401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

a. *General* – The Plan is a defined contribution plan established by Key Tronic Corporation (Company) effective July 1, 1993, as a merger of The Key Tronic Corporation Employee Stock Ownership Plan (ESOP) into The Key Tronic Corporation Variable Investment Plan. The Plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and all subsequent statutory revisions thereto, was created for the benefit of all eligible employees of the Company and subsidiaries.

b. *Eligibility* – Employees are eligible to participate in the Plan beginning on the first day of the month following their date of hire. Leased employees and non-United States citizens are ineligible for Plan participation.

c. *Contributions* – Participants make voluntary tax-deferred contributions to the Plan through payroll deductions of up to 15% of compensation. The employer makes matching contributions of 100% of the first 2% of compensation deferred and 50% of the next 4%. A participant who receives a qualified distribution from another qualified plan may make a rollover contribution to the Plan provided that certain conditions are met. Forfeitures of ESOP contributions arising from early withdrawal of participants who have incurred a break in service are used to restore accounts for employees who are rehired, to pay Plan fees and expenses, and to increase ESOP contributions.

d. *Vesting* – All participant accounts are 100% vested with the exception of ESOP account balances, which vest as follows (based on years of service completed after July 1, 1990):

Years of Service	Vested Percentage
Less than 1	0%
1	10
2	25
3	40
4	55
5	70
6	85
7 or more	100

NOTE 1 — DESCRIPTION OF THE PLAN (continued):

e. *Participant loans receivable* – Participants may borrow a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from/to the investment accounts to/from the participant loans fund. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates (which approximate prime plus 1%), as determined by the Plan administrator. Interest rates on outstanding loans range from 5.75% to 10.50%. Principal and interest are paid ratably through payroll deductions.

f. *Distribution of benefits* – Participants are eligible to receive benefits upon termination of employment, attaining the age of 59½, or as hardship withdrawals subject to certain requirements. The account balance of a participant who dies while an employee of the Company will become 100% vested and paid to the participant's designated beneficiary. Benefits are paid under various options as defined in the Plan.

g. *Administration of the Plan* – The Plan is administered by the employer in the form of an administrative committee consisting of management personnel. American Century Services Corporation holds and invests Plan assets in accordance with directions from the administrative committee. Records of participant account activity are processed and maintained by American Century Services Corporation, which also performs other administrative support services for the Plan.

h. *Termination of the Plan* – Although it has not expressed an intent to do so, the employer has the right to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA. In the event of Plan termination, participant accounts become fully vested.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a. The Plan's financial statements are prepared under the accrual method of accounting.

b. Shares in investment funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at cost, which approximates market value. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

c. Substantially all fees and expenses incurred for administration of the Plan are paid by the employer. Participants are charged a fee for certain services such as loan processing.

d. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

NOTE 3 — INVESTMENTS:

Investments consist primarily of shares in mutual funds and common trust funds administered by J.P. Morgan/ American Century. The fair value of investments is as follows:

	June 30,	
	2002	2001
American Century Prime Money Market Fund	$ 2,523,912	$ 2,120,168
American Century Ultra Fund	1,529,842	1,940,502
American Century Value Fund	992,726	985,797
American Century International Growth Fund	788,972	851,234
American Century Strategic Allocation: Conservative	141,314	147,813
American Century Strategic Allocation: Moderate	837,805	839,971
American Century Strategic Allocation: Aggressive	385,534	406,730
American Century Premium Bond Fund	-	243,182
American Century Diversified Bond Fund	381,608	-
American Century Income & Growth Fund	1,748,879	2,227,541
American Century Equity Index	2,096,319	2,590,724
Securities held by Charles Schwab	173,292	334,099
Key Tronic common stock	671,194	1,218,726
Participant loans	468,151	526,891
	$ 12,739,548	$ 14,433,378

The Plan's investments appreciated (depreciated) in value as follows:

	Years Ended June 30,	
	2002	2001
American Century Ultra Fund	$ (333,439)	$ (607,700)
American Century Value Fund	13,573	242,570
American Century International Growth Fund	(106,555)	(352,562)
American Century Strategic Allocation: Conservative	(2,503)	6,567
American Century Strategic Allocation: Moderate	(48,228)	(34,569)
American Century Strategic Allocation: Aggressive	(37,547)	(45,498)
American Century Premium Bond Fund	15,805	12,960
American Century Diversified Bond	7,167	-
American Century Income & Growth Fund	(295,242)	(277,891)
American Century Equity Index	(468,351)	(479,318)
Securities held by Charles Schwab	(137,623)	(89,426)
Key Tronic common stock	(691,368)	(477,840)
	$(2,084,311)	$(2,102,707)

NOTE 4 — INCOME TAX STATUS:

The Internal Revenue Service has determined and informed the Company by a letter dated December 19, 1996, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code.

SUPPLEMENTAL INFORMATION

Key Tronic 401(k) Retirement Savings Plan

Assets Held for Investment — June 30, 2002

Identity of Issue	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Market Value
American Century	Prime Money Market account	$ 2,523,912
American Century	Ultra, mutual fund	1,529,842
American Century	Value, mutual fund	992,726
American Century	International Growth, mutual fund	788,972
American Century	Strategic Conservative, mutual fund	141,314
American Century	Strategic Moderate, mutual fund	837,805
American Century	Strategic Aggressive, mutual fund	385,534
American Century	Diversified Bond, mutual fund	381,608
American Century	Income & Growth, mutual fund	1,748,879
American Century	Equity Index, mutual fund	2,096,319
Key Tronic Corporation	Common stock, 664,548 shares	671,194
Various	Securities held by Charles Schwab	173,292
Participant loans	112 loans, interest rates from 5.75% to 10.50%, maturing in 1 to 7 years	468,151
		$12,739,548

See accompanying independent auditors' report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the President and Chief Executive Officer, responsible for administration of the Key Tronic 401(k) Retirement Savings Plan has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Spokane, State of Washington, on December 30, 2002.

KEY TRONIC 401(k) RETIREMENT SAVINGS PLAN

By ______________________

Name: Jack Oehlke

Title: President and Chief Executive Officer